FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 1996

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934

   For the transition period from                 to


   Commission file number 33-35311


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                                 Harley-Davidson
                 Retirement Savings Plan for Salaried Employees


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Harley-Davidson, Inc.
                             3700 West Juneau Avenue
                           Milwaukee, Wisconsin 53208

                              REQUIRED INFORMATION



    1.  Not Applicable.

    2.  Not Applicable.

    3.  Not Applicable.

    4. The Harley-Davidson Retirement Savings Plan for Salaried Employees (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


   Exhibits

   23   Consent of Independent Auditors

                                    CONTENTS




   Harley-Davidson Retirement Savings
     Plan for Salaried Employees
                                                            Page

   Report of independent auditors                            5


   Financial statements

      Statements of net assets available for plan benefits   6-7

      Statements of changes in net assets available for
        plan benefits                                        8-9

      Notes to financial statements                         10-17


   Supplemental schedules                                 Schedules

      Assets held for investment                              1

      Transactions or series of transactions in excess
        of 5 percent of the current value of
        plan assets                                           2

      A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

   Report of Ernst & Young LLP, Independent Auditors

   Plan Administrative Committee
   Harley-Davidson Retirement Savings
     Plan for Salaried Employees

   We have audited the accompanying statements of net assets available for plan benefits of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of five percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   Milwaukee, Wisconsin                                 ERNST & YOUNG LLP
   June 6, 1997

                                                           HARLEY-DAVIDSON
                                           RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          December 31, 1996

                                                                        Fidelity        Fidelity                     Fidelity
                                                        Managed        Investment    International      Harley-       Asset
                                                        Income         Grade Bond       Growth and      Davidson      Manager
       ASSETS                            Total           Fund             Fund         Income Fund     Stock Fund     Income
   Investments:
     Interest in Harley-Davidson
      Retirement Savings Plan Master
      Trust, comprised of:
       Investments in securities of
         unaffiliated issuers,
         at fair value                $22,790,068     $   544,485      $2,918,085       $1,693,922     $        -     $305,384

       Investments in securities
         of affiliated issuer,
         at fair value-common
         stock of Harley-Davidson,
         Inc.                          22,005,828              -               -                -      22,005,828           -
       Investments other than
         securities -
         Insurance group annuity
         contracts - at contract
         value (Note D)                14,424,626      14,424,626              -                -              -            -
       Cash and cash equivalents          608,541         608,541              -                -
                                                                                                               -            -
     Notes receivable from
      participants                      1,650,026              -               -                -              -            -
                                       ----------      ----------       ---------        ---------     ----------     --------
   Total investments                   61,479,089      15,577,652       2,918,085        1,693,922     22,005,828      305,384

   Other assets:
     Participant contributions
      receivable                          373,326          66,830          21,445           22,257         85,318        7,449
     Employer contributions
      receivable                        1,878,956              -               -                -       1,878,956           -
                                       ----------      ----------       ---------        ---------     ----------     --------
   Net assets available
     for plan benefits                $63,731,371     $15,644,482      $2,939,530       $1,716,179    $23,970,102     $312,833
                                       ==========      ==========       =========        =========     ==========      =======


                                         Fidelity                       Fidelity
                                           Asset         Fidelity       Blue Chip
                                          Manager          Asset         Growth               Loan
       ASSETS                             Growth          Manager         Fund                Fund
   Investments:
     Interest in Harley-Davidson
      Retirement Savings Plan Master
      Trust, comprised of:
       Investments in securities of
         unaffiliated issuers,
         at fair value                 $1,644,871      $3,862,510     $11,820,811        $      -

       Investments in securities
         of affiliated issuer,
         at fair value-common
         stock of Harley-Davidson,
         Inc.                                  -               -               -                -
       Investments other than
        securities -
         Insurance group annuity
         contracts - at contract
         value (Note D)                        -               -               -                -
       Cash and cash equivalents               -               -               -                -
     Notes receivable from
      participants                             -               -               -         1,650,026
                                        ---------      ----------      ----------        ---------
   Total investments                    1,644,871       3,862,510      11,820,811        1,650,026

   Other assets:
     Participant contributions
      receivable                           29,276          27,920         112,831               -
     Employer contributions
      receivable                               -               -               -                -
                                        ---------       ---------      ----------        ---------
   Net assets available
     for plan benefits                 $1,674,147      $3,890,430     $11,933,642       $1,650,026
                                        =========       =========      ==========        =========


                       See notes to financial statements.

                                                           HARLEY-DAVIDSON
                                           RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          December 31, 1995
                                                                        Fidelity        Fidelity                     Fidelity
                                                        Managed        Investment    International      Harley-       Asset
                                                        Income         Grade Bond       Growth and      Davidson      Manager
       ASSETS                            Total           Fund             Fund         Income Fund     Stock Fund     Income

   Investments:
     Interest in Harley-Davidson
      Retirement Savings Plan Master
      Trust, comprised of:
       Investments in securities of
         unaffiliated issuers,
         at fair value                $15,841,483    $        181      $2,823,358         $993,782    $        -      $155,555

       Investments in securities
         of affiliated issuer,
         at fair value-common stock
         of Harley-Davidson, Inc.      11,423,774              -               -                -      11,423,774            -
       Investments other than
        securities -
         Insurance group annuity
         contracts, at contract
         value (Note D)                14,932,397      14,932,397              -                -              -             -
       Cash and cash equivalents          587,846         473,645              -                -         114,201            -
     Notes receivable from
       participants                     1,464,987              -               -                -              -             -
                                       ----------      ----------      ----------         --------     ----------      -------
   Total investments                   44,250,487      15,406,223       2,823,358          993,782     11,537,975      155,555

   Other assets:
     Participant contributions
      receivable                          110,673          22,090           7,792            5,646         24,943        8,941
     Employer contributions
      receivable                        1,377,147              -               -                -       1,377,147           -

                                       ----------      ----------      ----------         --------     ----------      -------
   Net assets available
     for plan benefits                $45,738,307     $15,428,313      $2,831,150         $999,428    $12,940,065     $164,496
                                       ==========      ==========      ==========         ========     ==========      =======



                                         Fidelity                       Fidelity
                                           Asset         Fidelity       Blue Chip
                                          Manager          Asset         Growth               Loan
       ASSETS                             Growth          Manager         Fund                Fund

   Investments:
     Interest in Harley-Davidson
      Retirement Savings Plan Master
      Trust, comprised of:
       Investments in securities of
         unaffiliated issuers,
         at fair value                   $448,675      $3,210,971      $8,208,961        $      -

       Investments in securities
         of affiliated issuer,
         at fair value-common stock
         of Harley-Davidson, Inc.              -               -               -                -
       Investments other than
        securities -
         Insurance group annuity
         contracts, at contract value
         (Note D)                              -               -               -                -
       Cash and cash equivalents               -               -               -                -
     Notes receivable from
      participants                             -               -               -         1,464,987
                                       ----------      ----------      ----------       ----------
   Total investments                      448,675       3,210,971       8,208,961        1,464,987

   Other assets:
     Participant contributions
      receivable                            6,958           2,318          31,985               -
     Employer contributions
      receivable                               -               -               -                -
                                       ----------      ----------      ----------        ---------
   Net assets available
     for plan benefits                   $455,633      $3,213,289      $8,240,946       $1,464,987
                                         ========      ==========      ==========       ==========

                       See notes to financial statements.

                                                           HARLEY-DAVIDSON
                                            RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1996
                                                                        Fidelity        Fidelity                     Fidelity
                                                        Managed        Investment    International      Harley-       Asset
                                                        Income         Grade Bond       Growth and      Davidson      Manager
       ASSETS                            Total           Fund             Fund         Income Fund     Stock Fund     Income

   Investment income:
     Net appreciation (depreciation)
      in fair value of investments
      (Note C)                       $ 8,600,962      $       -       $ (103,268)      $  118,690    $ 7,734,011    $     986
     Interest and dividend income      2,616,470         890,691         183,589           54,960         98,479       24,133
                                      ----------     -----------      ----------        ---------     ----------     --------
   Net investment income              11,217,432         890,691          80,321          173,650      7,832,490       25,119

   Employer contributions              1,878,956              -               -                -       1,878,956           -
   Participant contributions           7,238,523       1,266,008         432,875          404,165      1,534,334      163,015
                                      ----------     -----------      ----------        ---------     ----------     --------
                                      20,334,911       2,156,699         513,196          577,815     11,245,780      188,134

        DEDUCTIONS

   Benefit payments and
    withdrawals                       (2,341,847)     (1,364,553)       (171,962)          (7,892)      (244,131)      (5,688)

   Net transfers in (out)                     -         (575,977)       (232,854)         146,828         28,388      (34,109)
                                      ----------     -----------      ----------        ---------     ----------     --------
                                      (2,341,847)     (1,940,530)       (404,816)         138,936       (215,743)     (39,797)
                                      ----------     -----------      ----------        ---------     ----------     --------
   Increase in net assets
     available for plan benefits      17,993,064         216,169         108,380          716,751     11,030,037      148,337

   Net assets available for plan
     benefits:
     Beginning of year                45,738,307      15,428,313       2,831,150          999,428     12,940,065      164,496
                                      ----------     -----------      ----------        ---------     ----------     --------

     End of Year                     $63,731,371     $15,644,482      $2,939,530       $1,716,179    $23,970,102     $312,833
                                      ==========     ===========      ==========        =========     ==========      =======



                                         Fidelity                       Fidelity
                                           Asset         Fidelity       Blue Chip
                                          Manager          Asset         Growth               Loan
       ASSETS                             Growth          Manager         Fund                Fund

   Investment income:
     Net appreciation (depreciation)
      in fair value of investments
      (Note C)                        $   49,379      $  126,047     $   675,117       $       -
     Interest and dividend income        133,972         302,803         811,832          116,011
                                       ---------      ----------      ----------         --------

   Net investment income                 183,351         428,850       1,486,949          116,011

   Employer contributions                     -               -               -                -
   Participant contributions             613,352         631,516       2,193,258               -
                                       ---------      ----------      ----------         --------
                                         796,703       1,060,366       3,680,207          116,011

        DEDUCTIONS

   Benefit payments and
    withdrawals                          (79,568)        (97,771)       (343,969)         (26,313)

   Net transfers in (out)                501,379        (285,454)        356,458           95,341
                                        --------        --------        --------        ---------
                                         421,811        (383,225)         12,489           69,028
                                        --------        --------        --------        ---------
   Increase in net assets
     available for plan benefits       1,218,514         677,141       3,692,696          185,039

   Net assets available for plan
     benefits:
     Beginning of year                   455,633       3,213,289       8,240,946        1,464,987
                                       ---------       ---------      ----------        ---------
     End of Year                      $1,674,147      $3,890,430     $11,933,642       $1,650,026
                                       =========       =========      ==========        =========

                       See notes to financial statements.

                                                           HARLEY-DAVIDSON
                                           RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                    Year Ended December 31, 1995
                                                                                                                    Fidelity
                                          Strong Asset                    Fidelity                     Managed     Investment
                                           Allocation      Insurance      Balanced         Income      Income      Grade Bond
     ADDITIONS               Total            Fund          Account         Fund            Fund        Fund          Fund

   Investment income:
    Net appreciation in
     fair value of
     investments (Note C)  $2,118,307      $  103,062     $      -     $  102,294       $     -      $     -      $  132,721
     Interest and
      dividend income       1,881,213          26,045            -         27,057        328,226      612,719        124,614
                            ---------       ---------      --------     ---------       --------     --------      ---------
   Net investment income    3,999,520         129,107             -       129,351        328,226      612,719        257,335

   Employer contributions   1,500,571              -              -            -              -            -               -
   Participant
    contributions           5,741,532         183,771             -       248,562        697,289      824,127        287,559
                            ---------       ---------      --------     ---------       --------     --------      ---------
                           11,241,623         312,878             -       377,913      1,025,515    1,436,846        544,894


        DEDUCTIONS

   Benefit payments and
       withdrawals         (2,405,629)       (170,067)            -       (85,791)      (842,156)    (198,192)       (48,012)
   Life insurance expense,
    less increase in cash
       surrender value         (9,033)             -         (9,033)           -              -            -              -
   Net transfers in (out)          -       (2,549,700)     (239,335)   (2,970,732)   (15,543,957)  14,189,659      2,334,268
                            ---------       ---------      --------     ---------       --------     --------      ---------
                           (2,414,662)     (2,719,767)     (248,368)   (3,056,523)   (16,386,113)  13,991,467      2,286,256
                            ---------       ---------      --------     ---------       --------     --------      ---------
   Increase (decrease) in
     net assets available
       for plan benefits    8,826,961      (2,406,889)     (248,368)   (2,678,610)   (15,360,598)  15,428,313      2,831,150

   Net assets available
     for plan benefits:
     Beginning of year     36,911,346       2,406,889       248,368     2,678,610     15,360,598           -              -
                           ----------       ---------      --------     ---------     ----------   ----------      ---------
     End of year          $45,738,307     $        -      $      -      $      -     $        -   $15,428,313     $2,831,150
                           ==========       =========      ========     =========     ==========   ==========      =========

                           Fidelity                         Fidelity      Fidelity
                         International       Harley-         Asset         Asset        Fidelity    Fidelity
                           Growth and        Davidson        Manager       Manager        Asset     Blue Chip         Loan
       ADDITIONS          Income Fund       Stock Fund       Income        Growth        Manager   Growth Fund        Fund

   Investment income:
    Net appreciation in
     fair value of
     investments (Note C)   $   9,365    $    416,373      $  2,794      $ 11,638     $  293,181   $1,046,879      $      -
     Interest and
      dividend income          11,433          69,331         3,296         6,518         72,834      501,598         97,542
                            ---------     -----------      --------      --------       --------    ---------       --------
   Net investment income       20,798         485,704         6,090        18,156        366,015    1,548,477         97,542

   Employer contributions          -        1,500,571            -             -              -             -             -
   Participant
    contributions             183,277       1,203,251        67,573       178,874        293,940    1,573,309             -
                            ---------     -----------      --------      --------       --------    ---------       --------
                              204,075       3,189,526        73,663       197,030        659,955    3,121,786         97,542

         DEDUCTIONS

   Benefit payments and
       withdrawals                (95)       (413,237)           -            (96)       (50,729)    (589,207)        (8,047)
   Life insurance expense,
    less increase in cash
    surrender value                -               -             -             -              -             -             -
   Net transfers in (out)     795,448         394,706        90,833       258,699      2,604,063      591,629         44,419
                            ---------     -----------      --------      --------       --------    ---------       --------
                              795,353         (18,531)       90,833       258,603      2,553,334        2,422         36,372
                            ---------     -----------      --------      --------       --------    ---------       --------
   Increase (decrease) in
     net assets available
       for plan benefits      999,428       3,170,995       164,496       455,633      3,213,289    3,124,208        133,914

   Net assets available
     for plan benefits:
     Beginning of year             -        9,769,070            -             -              -     5,116,738      1,331,073
                            ---------     -----------      --------      --------      ---------    ---------      ---------
     End of year           $  999,428     $12,940,065      $164,496      $455,633     $3,213,289   $8,240,946     $1,464,987
                            =========     ===========      ========      ========      =========    =========      =========

                       See notes to financial statements.

                                 HARLEY-DAVIDSON
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1996


   Note A - Description of the Plan

   The following brief description of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   General - The Plan is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc., Harley-Davidson Motor Company (the "Sponsor") and H-D Michigan, Inc. (together, the "Company") meeting minimum eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective May 1, 1995, the Plan Trustee was changed, the Plan adopted daily valuation for each of its investment funds, and universal life insurance policies were deleted as an investment option.

   Contributions - Participants have the right to make salary deferral contributions of not less than 1% or more than 15% of their base compensation (as defined in the Plan); subject to certain Internal Revenue Code limitations. Participants have the option of investing their contributions in one or a combination of several different investment funds. Such voluntary contributions are nonforfeitable, accounted for in a separate Voluntary Contribution Account for each participant in the various funds, and can be withdrawn as provided in the Plan. Effective January 1, 1993, the Sponsor established a match provision for discretionary contributions. The Sponsor match provision begins at 25% of participant contributions up to 6% of pay if certain financial criteria are met and increases up to 50% determined by an established variable schedule. A contribution of $1,878,956 was made in 1997 for fiscal 1996 and was recorded as a contribution receivable by the Plan at December 31, 1996. The money that the Sponsor contributes is invested in Harley-Davidson, Inc. common stock. The value of the Sponsor match cannot be transferred or directed to any other investment option in the Plan unless the participant is age 55 or older.

   Participant contributions below the statutory limit are made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (the "Code"). These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the tax-deferred contributions and earnings thereon or Company contributions until the participant withdraws them from the Plan.

   Participants' accounts - A separate account is maintained for each applicable fund for each participant. Effective May 1, 1995, the account balances are adjusted daily for participants' contributions, Sponsor contributions, net investment income and distributions of participants' benefits or withdrawals. Prior to May 1, 1995, account balances were adjusted on a monthly basis.

   Vesting - Participants are currently 100% vested in their contributions. Sponsor contributions vest at the earlier of the end of the participant's fifth year of employment, retirement, or death. Forfeitures of non-vested contributions are used by the Sponsor to offset future Sponsor matching contributions (none in 1995 or 1996).

   Payment of benefits - Benefit and withdrawal payments consist of the following:

   (1) Upon retirement, death, disability, or termination of employment, the balance in a participant's separate account(s) is paid to the participant or beneficiary in a lump-sum.

   (2) A participant may withdraw at any time all or any portion of the vested balance of their separate account(s) that does not pertain to contributions made under provisions of Section 401(k) of the Code.

   (3) A participant may not withdraw prior to retirement, death, disability, or termination of employment any portion of their separate account(s) pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59-1/2.

   Investment provisions - The Plan's investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and another Harley-Davidson defined contribution plan are commingled (see Note C). The Plan's investment in the Master Trust is based on its equity share of the Master Trust's investments (determined separately for each of the Master Trust's investment accounts), which are described below.

   In accordance with Plan provisions, participants may direct their contributions to be invested in one or a combination of the following funds: Managed Income Fund, Fidelity Investment Grade Bond Fund, Fidelity Blue Chip Growth Fund, Fidelity International Growth and Income Fund, Harley-Davidson Stock Fund, Fidelity Asset Manager: Income Fund, Fidelity Asset Manager Fund, and Fidelity Asset Manager: Growth Fund.

   The Managed Income Fund seeks to preserve capital and achieve a competitive level of income over time. The Managed Income Fund is a combination of the Managed Income Portfolio and existing investment contracts previously purchased by Harley-Davidson Motor Company. The Managed Income Portfolio purchases investment contracts from high quality financial institutions such as insurance companies or banks, "synthetic" investment contracts that are composed of high quality bonds and a wrapper which simulates the terms of conventional investment contracts, and money market instruments for liquidity. The Fund's goal is to maintain a stable $1 share price, but there is no guarantee that it will be able to do so. Its yield will fluctuate. The Managed Income Fund is not a mutual fund and is managed by Fidelity Management Trust Company (FMTC). Although individual investment contracts are backed by the issuers of the debt, shares of the Fund are not guaranteed by the Sponsor, FMTC or insured by the FDIC.

   The Fidelity Investment Grade Bond Fund seeks a high level of current income. The Fund will invest in a broad array of securities that are considered "investment-grade," which means that they are generally of medium to high quality. These types of bonds generally provide lower yields than those rated below investment-grade, but they also involve less investment risk.

   The Fidelity Blue Chip Growth Fund is a "capital growth" mutual fund and seeks to grow the value of the investment over the long term. The Fund invests in common stocks of well-known, established growth companies that are generally considered industry leaders.

   The Fidelity International Growth and Income Fund seeks both capital growth and income. While the Fund focuses primarily on stocks which have growth possibilities, it will keep at least 25% of its assets invested in debt securities for the income they provide. The Fund invests primarily in companies who mostly operate outside of the U.S. Although it will generally spread its investments across six different countries, including the U.S., the Fund may, at times invest all assets in a single country. International investing may pose greater risks, as well as greater potential rewards, than investments in domestic securities.

   The Harley-Davidson Stock Fund consists primarily of Harley-Davidson Common Stock, with a small portion of short-term instruments to allow for daily transactions into and out of this option. The value of this Fund will fluctuate and is tied directly to the performance of Harley-Davidson Motor Company as well as general stock market trends.

   The Fidelity Asset Manager: Income Fund seeks to provide a high level of current income, but also considers the potential for capital appreciation. The Fund can invest in all three investment classes: foreign (including emerging markets) and domestic stocks, bonds and short-term instruments. Based on the current outlook for market conditions, the Fund's manager can gradually increase or decrease the amount that the fund invests in each of these asset classes. The Fund's investments in each of these classes can range anywhere from 0% to 30% in stocks, 40% to 60% in bonds and 10% to 50% in short-term instruments, but over time, the general mix of these investments classes (known as the Fund's "neutral mix") will include 20% stocks, 50% bonds and 30% short-term instruments.

   The Fidelity Asset Manager Fund seeks to provide high total return with reduced risk over the long term. Total return is the combination of income (from dividends and capital gains) and the change in the value of the share price of the Fund. As an asset allocation fund, Asset Manager invests in all three investment classes: foreign (including emerging markets) and domestic stocks, bonds, and short-term instruments. The Fund's manager may gradually adjust the combination of these investments depending upon the current outlook for the various markets. As a result, Asset Manager's investments can range anywhere from 30% to 70% in stocks, 20% to 60% in bonds, and 0% to 50% in short-term instruments. Over the long term, the Fund will generally include the following combination of these investments (known as its "neutral mix"): 50% stocks, 40% bonds, and 10% short-term instruments.

   The Fidelity Asset Manager: Growth Fund focuses on maximizing total return over the long term. Total return is the combination of income (from dividends and capital gains) and the change in the value of the share price of the Fund. As the most aggressive asset allocation fund that Fidelity offers, Asset Manager: Growth can invest anywhere from 50% to 100% of its assets in stocks, 0% to 50% in bonds, and 0% to 50% in short-term instruments. The Fund's "neutral mix," which represents the way the Fund's investments will be allocated over the long term, includes 70% stocks, 25% bonds and 5% short-term instruments.

   Participants may borrow from their separate account balances subject to Code provisions, which include a surtax on loans in excess of 50% of the participant's vested separate account balance and require a market rate of interest be charged on the loans. The Plan administrator has discretion to make such loans under the Plan and to determine the rate of interest for such loans (within Code guidelines). Amounts loaned to a participant will not share in the allocation of the Plan earnings, but will be credited with the interest earned on the loan balance payable by the participant.

   The Plan's security investments were held until April 30, 1995 by the Marshall & Ilsley Trust Company under a nondiscretionary trust agreement dated October 1, 1989. As of May 1, 1995, the Plan's security investments were held by FMTC. The Administrative Committee directs the trustee to invest and reinvest amounts with the current investment managers.

   Plan termination - While the Sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, Sponsor contributions automatically become vested to the extent of the balance in each participant's separate account(s).

   Administrative expenses - Administrative expenses generally are paid by the Sponsor.

   Note B - Summary of significant accounting policies

   Valuation of investments - The investments in the mutual funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the closing market price on the last business day of the plan year.

   The insurance group annuity contracts are fully benefit responsive and therefore, are valued at contract value as reported by the Plan Trustee. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement and other benefits.

   Notes receivable from participants are stated at their unpaid principal balances which approximates fair value.

   Reclassifications - Certain prior year balances have been reclassified in order to conform to current year presentation.

   Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Note C - Investments

   As indicated in Note A, the assets of the Master Trust include commingled investments held for both the Plan and the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (Hourly Plan). The carrying amounts of the commingled investments and cash have been allocated between the Plan and the Hourly Plan based on the respective participants' interest, reduced by other allocable assets and liabilities.

   A summary of the Master Trust's commingled investments and the Plan's interest in those Master Trust investments at December 31, 1996 is as follows:
                                                    Contract Value/
                                           Cost       Fair Value

   Cash and cash equivalents          $ 1,106,401       $ 1,106,401
   Master Trust Investments
     at contract value:
     Insurance company contracts       25,176,240        25,176,240
   Master Trust investments
     at fair value:
     Securities of unaffiliated
     issuer                            31,074,460        34,470,238
     Securities of affiliated
     issuer-Common stock -
       Harley Davidson, Inc.           18,275,976        32,354,776
                                       ----------        ----------
   Commingled assets of the
     Master Trust                      75,633,077        93,107,655
   Less amount allocated to
     Hourly Plan                       28,021,343        33,278,592
                                       ----------        ----------
   Plan interest in Master Trust      $47,611,734       $59,829,063
                                       ==========        ==========

   The Plan's interest in the fair values of the various Master Trust investment categories is as follows at December 31, 1996:

   Cash and cash equivalents                            $   608,541
   Insurance company contracts                           14,424,626
   Investments in securities of unaffiliated issuers 22,790,068 Investments in securities of affiliated issuer -
     common stock of Harley-Davidson, Inc.               22,005,828
                                                         ----------
                                                        $59,829,063
                                                         ==========

   Income earned by the commingled investments of the Master Trust and the Plan's allocated share therein for the year ended December 31, 1996 and for the period from inception of the Master Trust agreement May 1, 1995 through December 31, 1995, is as follows:


                                          Year Ended   May 1, 1995-
                                       Dec. 31, 1996  Dec. 31, 1995

   Interest and dividend income          $ 4,200,938     $2,493,098
   Net realized and unrealized
     appreciation in fair value of
     investments                          12,619,716      7,113,787
                                          ----------     ----------
   Commingled investment income earned
     by the Master Trust                  16,820,654      9,606,885
   Less amount allocated to Hourly Plan    5,603,222      3,185,343
                                          ----------     ----------
   Master Trust commingled investment
     income allocated to the Plan        $11,217,432     $6,421,542
                                          ==========      =========

   These amounts are included in the respective categories in the Statement of Changes in Net Assets Available for Plan Benefits.


   Investments that represent 5% or more of the Master Trust's net assets at December 31, 1996 are as follows:

                                                   1996
   Aetna group annuity contracts               $25,176,240
   Harley-Davidson Stock Fund                   32,354,776
   Fidelity Asset Manager                        5,539,951
   Fidelity Blue Chip Growth Fund               18,351,809

   For the four months ended April 30, 1995, investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (as determined by reference to quoted market prices as discussed in Note B).

                                                  Four months ended
                                                  December 31, 1995
   Net depreciation in fair value of
     investments by investment type:
       Mutual Funds                                    $  (186,848)
       Common stock -
         Harley-Davidson, Inc.                          (2,633,967)
                                                       -----------
                                                       $(2,820,815)
                                                       ===========

   Note D - Insurance company contracts

   The insurance group annuity contract owned by the Plan at December 31, 1996, and was group annuity contract #14490 with Aetna Life Insurance Company and is stated at contract value which approximates fair value. The crediting interest rate which approximates the average yield,is adjusted semi-annually and is subject to contractually guaranteed minimum rates. In 1996, the crediting interest rates were 5.90% and 6.21%. In 1995, the crediting interest rates were 6.61% and 5.95%.

   Note E - Transactions with Parties-in-Interest

   The following Harley-Davidson, Inc. common stock transactions occurred (includes the Plan's share of Master Trust transactions):

                                              1996         1995

   Cost of stock held at beginning
    of year                                $ 8,721,689  $ 5,611,117
   Cost of purchases during the year         5,285,116    3,918,293
   Proceeds from sales during the year      (2,594,334)  (1,142,073)
   Net gain                                    637,535      334,352
                                            ----------  -----------
   Cost of stock held at end of year       $12,050,006  $ 8,721,689
                                            ==========  ===========
   Market value of stock held at end
     of year                               $22,005,828  $11,423,774
                                            ==========   ==========
   Shares held at end of year                  468,209      397,349
                                              ========     ========


   All transactions in Harley-Davidson, Inc. common stock were executed at market prices on the dates of the transactions.

   The Plan received dividends of approximately $98,500 and $70,000 on the common stock in 1996 and 1995, respectively.


   Note F - Income tax status

   The Plan received a favorable determination from the U.S. Treasury Department on April 28, 1995 substantiating that the Plan is qualified under Section 401(a) of the Code. As such, the Plan is exempt from federal income taxes. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor's pension administration committee is not aware of any cause of action or series of events that would adversely affect the Plan's qualified status.

   The Plan is intended to satisfy the requirements under Section 404(c) of the ERISA, and therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's eight investment alternatives every day.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             Harley-Davidson
                                             Retirement Savings Plan for
                                             Salaried Employees

   Date:  June 27, 1997                      By:  /S/ James M. Brostowitz
                                                 James M. Brostowitz
                                                 Administrative Committee
                                                   Member

                             SUPPLEMENTAL SCHEDULES


                                                                   Schedule 1

                                 HARLEY-DAVIDSON

                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                           ASSETS HELD FOR INVESTMENT

                                December 31, 1996



                                     Shares
                                    or face                      Current
      Description                    amount         Cost          value

   Plan's share of Master
    Trust assets:

   Cash and cash equivalents        608,541    $   608,541    $   608,541

   Mutual funds -
   Fidelity:
     Managed Income Fund            544,485        544,485        544,485
     Commingled assets of the
      Investment Grade Bond Fund    409,843      2,892,766      2,918,085
     Blue Chip Growth Fund          361,603     10,099,088     11,820,811
     International Growth
      and Income Fund                86,646      1,568,164      1,693,922
     Asset Manager: Income           26,304        303,248        305,384
     Asset Manager                  234,518      3,526,491      3,862,510
     Asset Manager: Growth          100,604      1,594,319      1,644,871
                                                ----------     ----------
                                                20,528,561     22,790,068
   Common stock -
     Harley-Davidson, Inc.          468,209     12,050,006     22,005,828

   Insurance group annuity -
     administration contracts:
      Aetna Life Insurance
        Company group annuity
        contract #14490          14,424,626     14,424,626     14,424,626
   Participant loans, at various
      interest rates  (ranging
      from 7% to 11%) and
      maturities                  1,650,026      1,650,026      1,650,026
                                                ----------     ----------
   Total assets held for
     investment                                $49,261,760    $61,479,089
                                                ==========     ==========

                                                                   Schedule 2

                                 HARLEY-DAVIDSON
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS
                OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

                          Year ended December 31, 1996


                                           Cost of
                                          purchases    Proceeds from
                          Number of (1)    during          sales       Net
      Description         transactions    the year   during the year   gain


   Category (iii) - Series of transactions in excess of 5 percent of plan assets


   Bank common trust funds -
     FMTC Insti money
      market fund             164P;205S  $4,777,077    $4,658,033   $     -

   Mutual funds:
     Fidelity Blue Chip
      Growth Fund             192P;125S   4,625,328     1,688,594    148,431

   Common Stock -
     Harley-Davidson Inc.     197P;128S   5,285,116     2,594,334    637,535



   Note: The above transactions represent the Plan's share of Master Trust transactions.


   There were no category (i), (ii), or (iv) reportable transactions during 1996.

   (1)  P=Purchases;  S=Sales

                                  EXHIBIT INDEX

   Exhibit No.              Description

      23            Consent of Independent Auditors